

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

November 30, 2009

Robert J. King, Jr.
President and Chief Executive Officer
PVF Capital Corp.
30000 Aurora Road
Solon, OH 44139

> **Re: PVF Capital Corp.**
> **Registration Statement on Form S-1**
> **Filed November 12, 2009**
> **File No. 333-163037**

Dear Mr. King:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1 filed November 12, 2009

Recent Operational Challenges

Regulatory Restrictions, page 9

1.   We note the cease-and-desist orders entered into with the Office of Thrift Supervision. Please revise this section, as well as the risk factor section, to disclose, in reasonable detail, all material actions taken in response to these orders

to date. Confirm that you will revise any amendments to the registration
statement to update this information, as necessary.

Business Strategy of our Restructured Management Team

Improve Our Asset Quality, page 12

2.   Please revise to disclose the amount and percentage of nonperforming loans that
        have been resolved through negotiated repayment plans, forbearances, loan
        modifications and/or loan extensions.

Complete the Early Extinguishment of PVF Debt, page 13

3.   Please revise to reflect the fact that the after-tax income attributable to the
        Completed Exchange resulted from a gain on the cancellation of subordinated
        debt. Similarly revise the subsequent paragraph to reflect that the expected after-
        tax income from the exchange of trust preferred securities issued by PVF Capital
        Trust II will result from a gain on the cancellation of subordinated debt.

Control Expenses, page 14

4.   Please revise to disclose the efficiency ratio at June 30, 2009 and September 30,
        2009.

Risk Factors, page 19

General

5.   We note in your introductory paragraph the statement that this section describes
        some, but not all, of the risks related to an investment in your company. You
        must disclose all risks that you believe are material at this time. Therefore, please
        either delete that reference or expand the concept into a separate risk factor.

6.   Please tell the staff whether you originate or carry interest-only, ARM, option-
        ARM, subprime or other loan types that may be considered higher risk. To the
        extent you originate or carry such loans, please include a risk factor that discloses
        your overall exposure to such loans and adequately addresses the risks involved
        with each type of loan.

Our emphasis on construction and commercial real estate lending …, page 21

7.   Please revise this risk factor to disclose the current loan-to-value ratios of
        construction and commercial real estate lending and land loans. Disclose how
        you calculated the ratios and identify the source of the underlying data used.

Please also disclose the amount of reserves specifically allocated to these loan types, if any.

We may need to raise additional capital in the future …, page 25

8. Please revise this risk factor to disclose the potential dilution to shareholders that may result from the common stock and warrant issuances in the PVF Capital Trust I and PVF Capital Trust II exchanges. In addition, revise to disclose whether the B Warrants issued in the PVF Capital Trust II exchange will become exercisable as a result of the rights offering.

Exhibits

9. Please file all exhibits as soon as practicable as we may have comments after reviewing the exhibits that have not yet been filed. Please also file, or incorporate by reference, the repurchase agreement, discussed on page 23, to the registration statement or tell us why it is not required to be filed.

> *   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of effectiveness of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration of effectiveness. Please provide this request at least two business days in advance of the requested effective date.

Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3434 with any questions.

Sincerely,

Michael R. Clampitt
Senior Attorney

cc: Joel E. Rappoport, Esq.
        Sean P. Kehoe, Esq.
            Kilpatrick Stockton LLP